Exhibit 99.2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company” or “MAG”) will be held at 9:00 a.m. (Pacific time) on Wednesday, June 22, 2022 for the following purposes:

•	to receive the report of the directors of the Company;
•	to receive the audited financial statements of the Company for the financial year ended December 31, 2021 and accompanying report of the auditor;
•	to elect the eight (8) nominees of the Company standing for election as directors of the Company to hold office for the ensuing year;
•	to appoint Deloitte LLP, an independent registered public accounting firm, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;
•	to consider and, if deemed advisable, approve a non-binding advisory resolution to accept the Company’s approach to executive compensation;
•	to consider and, if deemed advisable, approve the continuation, amendment and restatement of the Company’s shareholder rights plan; and
•	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the management information circular dated May 12, 2022 accompanying this Notice of Meeting (the “Information Circular”). At the Meeting, shareholders will be asked to approve each of the foregoing items.

This year, out of an abundance of caution, to proactively deal with the unprecedented health impact of coronavirus disease, also known as COVID-19, to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, and in compliance with current government direction and advice to which the Company will continue to adhere between the date of this Information Circular and the date of the Meeting, the Company will hold the Meeting in a virtual only format, via live audiocast. Shareholders will have an equal opportunity to participate in the Meeting online regardless of their geographic location.

The directors of the Company have fixed May 12, 2022 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

Registered shareholders and duly appointed proxyholders can attend the Meeting online at www.meetnow.global/MT4K7L2 where they can participate, vote, or submit questions during the Meeting’s live audiocast.

If you are a registered shareholder of the Company and are unable to attend the Meeting, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 9:00 a.m. (Pacific time) on Monday, June 20, 2022 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion without notice.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia May 12, 2022.

MAG SILVER CORP.

by:	“George Paspalas”
George Paspalas
President and Chief Executive Officer